Exhibit 4.47

Spouse Consent Letter

The undersigned, Jiang Shibo, (Identification No.: []), is the lawful spouse of Gao Yaping (Identification No.: [], “My Spouse”).  I hereby unconditionally and irrevocably agree to the execution of the following documents by My Spouse as of March 26, 2018 (the “Transaction Documents”) and the disposal of the equity interest of Guangzhou Kugou Computer Technology Co., Ltd. (the “Domestic Company”) held by My Spouse pursuant to the provisions of the following documents:

(1)	The equity interest pledge agreement by and among Gao Yaping, Tencent Music (Beijing) Co., Ltd. (the “WFOE”), the Domestic Company and other parties;
(2)	The exclusive option agreement by and among Gao Yaping, the WFOE, the Domestic Company and other parties; and
(3)	The voting trust agreement by and among Gao Yaping, the WFOE, the Domestic Company and other parties.

I hereby confirm that I do not enjoy any interests or rights in the Domestic Company and hereby undertake not to make any assertions in respect of the equity interest of the Domestic Company held by My Spouse.  I further confirm that, My Spouse can perform the Transaction Documents and further amend or terminate the Transaction Documents or execute other agreements to replace the Transaction Documents absent any authorization or consent from me.

I hereby agree and undertake that, if I acquire any equity interests in the Domestic Company for whatever reasons, I shall be bound by the Transaction Documents (as amended from time to time) and shall comply with the obligations of a shareholder of the Domestic Company thereunder. For this purpose, upon the WFOE’s requests, I shall execute a series of written documents in substantially the same format and content as the Transaction Documents (as amended from time to time).

Signature:/s/ Jiang Shibo

Date: November 29, 2018